[GRAPHIC OMITTED] Grupo Financiero Galicia

GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                               Autonomous City of Buenos Aires, January 23, 2009

Comision Nacional de Valores (National Securities Commission)

                                                      Ref.: Relevant information

Dear Sirs,

          We are writing to you in order to inform you that, due to the death of Syndic Raul Estevez on January 20, 2009, at the meeting held on January 22 the Supervisory Syndics' Committee decided to fill the position left vacant with Miguel N. Armando, Alternate Syndic, who accepted the appointment at that time.

                                   Sincerely,


                                Jose Luis Gentile
                          Alternate person in charge of
                                Market Relations